SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  17 July 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Enclosures:  1.  Director/PDMR Shareholding announcement made on 27 June 2006
             2.  Director/PDMR Shareholding announcement made on 27 June 2006
             3.  Transaction in Own Shares announcement made on 29 June 2006
             4.  Holding(s) in Company announcement made on 5 July  2006
             5.  Director/PDMR Shareholding announcement made on 6 July  2006
             6.  Director/PDMR Shareholding announcement made on 6 July  2006
             7.  Director/PDMR Shareholding announcement made on 6 July  2006
             8.  Director/PDMR Shareholding announcement made on 6 July  2006
             9.  Director/PDMR Shareholding announcement made on 6 July  2006
            10.  Holding(s) in Company announcement made on 11 July 2006
            11.  Transaction in Own Shares announcement made on 13 July 2006

Enclosure No.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   - Award of free shares under the BT Group Employee Share Investment Plan to the above Directors.
   - Change in the technical interest of the Directors following the transfer of 70,126 unallocated shares held in trust by Halifax Corporate Trustees Limited to participants in the BT Group Employee Share Investment Plan.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

  - Award of free shares under the BT Group Employee Share Investment Plan to the above Directors.
  - Change in the technical interest of the Directors following the transfer of 70,126 unallocated shares held in trust by Halifax Corporate Trustees Limited to participants in the BT Group Employee Share Investment

9. Number of shares, debentures or financial instruments relating to shares acquired

AN APPROPRIATION OF 107 SHARES PER PARTICIPANT

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

14. Date and place of transaction

230606 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Sir Christopher Bland

1. 674,364 ordinary shares - personal holding;
2. 314,785 ordinary shares under BT Group Retention Share Plan;
3. Options over 314,244 ordinary shares under the BT Group Legacy Option Plan.

Andy Green:

1. 152,752 ordinary shares - personal holding;
2. 391,726 ordinary shares under BT Group Incentive Share Plan - contingent award;
3. 230,629 shares under BT Group Deferred Bonus Plan;
4. Options over 5,712 shares under BT Group Employee Sharesave Scheme;
5. Options over 1,539,320 shares under BT Group Global Share Option Plan

Hanif Lalani

1. 14,467 ordinary shares - personal holding;
2. 260,283 ordinary shares under BT Group Incentive Share Plan - contingent award;
3. 87,886 ordinary shares under BT Group Deferred Bonus Plan;
4. Options over 649,851 ordinary shares under the BT Group Global Share Option Plan;
5. Option over 5,346 ordinary shares under the BT Group Employee Sharesave
   Scheme.

Ian Livingston

1. 313,918 ordinary shares - personal holding;
2. 536,803 ordinary shares under BT Group Retention Share Plan;
3. 412,735 ordinary shares under BT Group Incentive Share Plan - contingent award;
4. 234,913 ordinary shares under BT Group Deferred Bonus Plan;
5. Options over 1,629,865 ordinary shares under the BT Group Global Share Option Plan;
6. Option over 7,290 ordinary shares under the BT Group Employee Sharesave
Scheme.

Paul Reynolds:

1. 98,157 ordinary shares - personal holding;
2. 336,138 ordinary shares under BT Group Incentive Share Plan - contingent award;
3. 215,936 shares under BT Group Deferred Bonus Plan;
5. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
6. Options over 1,448,764 shares under BT Group Global Share Option Plan.

16. Number of shares/amount of stock disposed

N/A

17. Percentage of issued class

N/A

18. Class of security

ORDINARY SHARES OF 5P EACH

19. Price per share

229.75P (INITIAL MARKET VALUE)

20. Date of transaction

23 JUNE 2006

21. Date Company informed

27 JUNE 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


24. Date of grant

N/A.....................

25. Period during which or date on which it can be exercised

N/A...........................

26. Total amount paid (if any) for grant of the option

N/A...........................

27. Description of shares or debentures involved (class and number)

N/A...........................

28. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

29. Total number of shares or debentures over which options held following notification

N/A........................

30. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 JUNE 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:

A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,228,780 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;

B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 0 (NIL) ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

31. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

27.06.06

Enclosure No.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

HANIF LALANI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

AS ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

GRANT OF AN OPTION UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

GRANT OF AN OPTION UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME.



9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

N/A

16. Number of shares/amount of stock disposed

N/A

17. Percentage of issued class

N/A

18. Class of security

ORDINARY SHARES OF 5P EACH

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


19. Date of grant

23 JUNE 2006

20. Period during which or date on which it can be exercised

14 AUGUST 2011 - 13 FEBRUARY 2012

21. Total amount paid (if any) for grant of the option

N/A...........................

22. Description of shares or debentures involved (class and number)

ORDINARY SHARES OF 5P EACH


23. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

179p

24. Total number of shares or debentures over which options held following notification

HANIF LALANI

 1. 14,467 ORDINARY SHARES - PERSONAL HOLDING;

 2. 260,283 ORDINARY SHARES UNDER BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD;
 3. 87,886 ORDINARY SHARES UNDER BT GROUP DEFERRED BONUS PLAN;
 4. OPTIONS OVER 649,851 ORDINARY SHARES UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN;
 5. OPTION OVER 5,346 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME;
 6. OPTION OVER 8,994 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME.

25. Any additional information

THE ABOVE NAMED PERSON HAS TECHNICAL INTERESTS, AS AT 27 JUNE 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:

A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,228,780 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;

B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 0 (NIL) ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


26. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

27.06.06

Enclosure No.3

Thursday 29 June 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 992,499 ordinary shares at prices of between 173p and 227p per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 310,148,5087 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,325,338,266.

Enclosure No.4

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company



BT Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered holder                                      number of shares


Bank of Ireland                                                 969,405
Bank of New York                                                587,446
BARCLAYS CAPITAL NOMINEES LIMITED                           101,135,479
Barclays Trust Co & others                                       36,981
Barclays Capital Securities Ltd                                  78,000
Barclays Global Investors Canada                                587,292
BARCLAYS TRUST CO AS EXEC/ADM                                       623
Barclays Trust Co DMC69                                          83,788
Barclays Trust Co E99                                             4,150
Barclays Trust Co R69                                           178,452
BNP PARIBAS                                                     552,556
Chase Nominees - 16376                                        4,057,629
Chase Nominees - 20947                                       61,350,867
Chase Nominees - 21359                                        3,206,919
Chase Nominess - 28270                                        3,692,181
CIBC Mellon Global Securities                                   428,330
Clydesdale Nominees HGB0125 - 00324190                            1,725
Clydesdale Nominees HGB0125 - 00520518                              845
Clydesdale Nominees HGB0125 - 00594414                           28,085
Clydesdale Nominees HGB0125 - 00594775                              730
Clydesdale Nominees HGB0125 - 00227401                            1,252
Clydesdale Nominees HGB0125 - 00597278                           15,000
Gerrard Nominees Limited                                        340,945
Greig Middleton Nominees                                      4,890,233

INVESTORS BANK AND TRUST CO.                                117,792,076

JP Morgan (BGI Custody) - 16331                               2,045,812
JP Morgan (BGI Custody) - 16338                                 504,571
JP Morgan (BGI Custody) - 16341                               4,535,244
JP Morgan (BGI Custody) - 16341                               2,392,877
JP Morgan (BGI Custody) - 16342                               1,070,744
JP Morgan (BGI Custody) - 16344                                 789,498
JP Morgan (BGI Custody) - 16345                               1,314,574
JP Morgan (BGI Custody) - 16400                              69,148,317
JP Morgan (BGI Custody) - 17011                                 142,657
JP Morgan (BGI Custody) - 18409                               6,405,021

JPMORGAN CHASE BANK                                          21,699,832

Master Trust Bank                                               261,173
Mellon Trust - Boston & SF                                      333,475
Mellon Trust - Boston & SF                                      958,697
MELLON TRUST OF NEW ENGLAND                                     568,670
Mitsubishi Trust International                                  175,285
Mitsui Asset                                                    135,120
NORTHERN TRUST BANK - BGI SEPA                                1,458,529
NORTHERN TRUST BANK - BGI SEPA                                1,211,496
NORTHERN TRUST BANK - BGI SEPA                                  308,583
R C Greig Nominees                                           13,764,174
R C Greig Nominees AK1                                        4,365,976
R C Greig Nominees BL1                                        1,197,321
R C Greig Nominees CM1                                          414,834
R C Greig Nominees GP1                                        2,052,198
R C Greig Nominees SA1                                          777,040
Reflex Nominees Limited                                           2,625
Reflex Nominees Limited                                          10,893
State Street                                                  1,085,057
State Street                                                     46,800
STATE STREET BOSTON                                           4,298,818
STATE STREET TRUST OF CANADA                                    975,674

The Northern Trust Company                                      695,462
Trust and Custody Services Bank                                  81,061
Trust and Custody Services Bank                                   4,975

ZEBAN NOMINEES LIMITED                                          686,341

TOTAL HOLDING                                               455,940,341



5)   Number of shares/amount of stock acquired

Total holding of 455,940,341 shares

6) Percentage of issued class

5.36%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc


10) Date of transaction

n/a

11) Date company informed

4 July 2006

12) Total holding following this notification

Total holding of 455,940,341 shares

13) Total percentage holding of issued class following this notification

5.36%

14) Any additional information

This notification updates the previous notification dated 20 June 2005 and is a result of the increase in the total holding of Barclays plc from 255,878,847 to 455,940,341 shares.


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372

Date of notification 5 July 2006

Enclosure No.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 19853.

Name of person discharging managerial responsibilities/director

BEN VERWAAYEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

BEN VERWAAYEN

302,271 SHARES UNDER THE INCENTIVE SHARE PLAN

568,269 SHARES UNDER THE DEFERRED BONUS PLAN

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.3158

14. Date and place of transaction

30.06.06 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

BEN VERWAAYEN

a. 951,497 ORDINARY SHARES - PERSONAL HOLDING

b. 890,513 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD

c.1,403,636 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


d. OPTIONS OVER 3,656,458 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN


16. Date issuer informed of transaction

06.07.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 6 JULY 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,228,780 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 0 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

06.07.06

Enclosure No.6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

ANDY GREEN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND BT GROUP RETENTION SHARE PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN, BT GROUP DEFERRED BONUS PLAN AND BT GROUP RETENTION SHARE PLAN


9. Number of shares, debentures or financial instruments relating to shares acquired

ANDY GREEN

215,908 ORDINARY SHARES UNDER THE INCENTIVE SHARE PLAN

129,544 SHARES UNDER THE DEFERRED BONUS PLAN

323,862 SHARES UNDER THE BT GROUP RETENTION SHARE PLAN

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.3158

14. Date and place of transaction

30.06.06 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)


ANDY GREEN

a. 152,752 ORDINARY SHARES - PERSONAL HOLDING

b. 607,634 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD

c. 360,173 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


d. 323,862 ORDINARY SHARES UNDER THE BT GROUP RETENTION SHARE PLAN


e. AN OPTION OVER 5,712 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME


f. OPTIONS OVER 1,539,320 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN



16. Date issuer informed of transaction

06.07.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 6 JULY 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,228,780 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 0 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

06.07.06

Enclosure No.7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

226,703 SHARES UNDER THE INCENTIVE SHARE PLAN

136,022 SHARE UNDER THE DEFERRED BONUS PLAN

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.3158

14. Date and place of transaction

30.06.06 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON


a. 313,918 ORDINARY SHARES - PERSONAL HOLDING

b. 639,438 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD

c.370,935 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


d. 536,803 ORDINARY SHARES UNDER THE BT GROUP RETENTION SHARE PLAN


e. AN OPTION OVER 7,290 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME


e. OPTIONS OVER 1,629,865 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN



16. Date issuer informed of transaction

06.07.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 6 JULY 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,228,780 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 0 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

06.07.06

Enclosure No.8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

HANIF LALANI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired


HANIF LALANI

172,726 SHARES UNDER THE INCENTIVE SHARE PLAN

103,635 SHARES UNDER THE DEFERRED BONUS PLAN

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.3158

14. Date and place of transaction

30.06.06 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)


HANIF LALANI

a. 14,467 ORDINARY SHARES - PERSONAL HOLDING

b.433,009 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD

c.191,521 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


d. OPTIONS OVER 14,340 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME


e. OPTIONS OVER 649,851 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION PLAN


16. Date issuer informed of transaction

06.07.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 6 JULY 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,228,780 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 0 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

06.07.06

Enclosure No.9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8 State the nature of the transaction

GRANTS OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

PAUL REYNOLDS

194,317 SHARES UNDER THE INCENTIVE SHARE PLAN

116,590 SHARES UNDER THE DEFERRED BONUS PLAN

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

GBP2.3158

14. Date and place of transaction

30.06.06 - LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

PAUL REYNOLDS

a. 98,157 ORDINARY SHARES - PERSONAL HOLDING

b.530,455 ORDINARY SHARES UNDER THE BT GROUP INCENTIVE SHARE PLAN - CONTINGENT AWARD

c. 332,526 ORDINARY SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN


d. AN OPTION OVER 4,555 ORDINARY SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME


e. OPTIONS OVER 1,448,764 ORDINARY SHARES UNDER BT GROUP GLOBAL SHARE OPTION
PLAN



16. Date issuer informed of transaction

06.07.06

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 6 JULY 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 24,228,780 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 0 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

06.07.06

Enclosure No.10

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company



BT Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered holder                                              number of shares


Bank of Ireland                                                      969,405

Bank of New York                                                     587,446

Barclays Bank PLC (Singapore)                                        3,700

BARCLAYS CAPITAL NOMINEES LIMITED                                    271,281,945

BARCLAYS CAPITAL NOMINEES LIMITED                                    4,229,202

BARCLAYS CAPITAL NOMINEES LIMITED                                    1,976,500

Barclays Capital Securities Ltd                                      80,000

Barclays Global Investors Canada                                     603,238

Barclays Trust Co & others                                           35,629

BARCLAYS TRUST CO AS EXEC/ADM                                        623

Barclays Trust Co DMC69                                              83,788

Barclays Trust Co E99                                                4,150

Barclays Trust Co R69                                                175,071

BNP PARIBAS                                                          560,950

Chase Nominees - 16376                                               4,057,629

Chase Nominees - 20947                                               61,499,170

Chase Nominees - 21359                                               3,206,919

Chase Nominess - 28270                                               1,031,669

Chase Nominees - 28270                                               2,673,149

CIBC Mellon Global Securities                                        435,344

Clydesdale Nominees HGB0125 - 00324190                               1,725

Clydesdale Nominees HGB0125 - 00520518                               845

Clydesdale Nominees HGB0125 - 00594414                               28,085

Clydesdale Nominees HGB0125 - 00594775                               730

Clydesdale Nominees HGB0125 - 00227401                               1,252

Clydesdale Nominees HGB0125 - 00597278                               15,000

Gerrard Nominees Limited                                             338,945

Greig Middleton Nominees                                             4,887,833

INVESTORS BANK AND TRUST CO.                                         118,337,732


JP Morgan (BGI Custody) - 16331                                      2,045,812

JP Morgan (BGI Custody) - 16338                                      504,571

JP Morgan (BGI Custody) - 16341                                      7,000,137

JP Morgan (BGI Custody) - 16341                                      2,392,877

JP Morgan (BGI Custody) - 16342                                      1,070,744

JP Morgan (BGI Custody) - 16344                                      789,498

JP Morgan (BGI Custody) - 16345                                      1,325,723

JP Morgan (BGI Custody) - 16400                                      69,148,317

JP Morgan (BGI Custody) - 17011                                      142,657

JP Morgan (BGI Custody) - 18409                                      6,405,021


JPMORGAN CHASE BANK                                                  21,684,022


Master Trust Bank                                                    261,173

Mellon Trust - US CUSTODIAN                                          976,593

Mellon Trust - US CUSTODIAN                                          333,475

MELLON TRUST OF NEW ENGLAND                                          565,171

Mitsubishi Trust International                                       175,285

Mitsui Asset                                                         137,179

NORTHERN TRUST BANK - BGI SEPA                                       1,458,529

NORTHERN TRUST BANK - BGI SEPA                                       1,225,615

NORTHERN TRUST BANK - BGI SEPA                                       308,583

R C Greig Nominees                                                   13,772,586

R C Greig Nominees AK1                                               4,309,011

R C Greig Nominees BL1                                               1,190,902

R C Greig Nominees CM1                                               413,564

R C Greig Nominees GP1                                               2,066,788

R C Greig Nominees SA1                                               778,175

Reflex Nominees Limited                                              2,625

Reflex Nominees Limited                                              10,893

State Street                                                         1,094,820

State Street                                                         46,800

STATE STREET BOSTON                                                  4,298,818

STATE STREET TRUST OF CANADA                                         987,639


The Northern Trust Company                                           695,462

Trust and Custody Services Bank                                      81,061

Trust and Custody Services Bank                                      4,975


ZEBAN NOMINEES LIMITED                                               686,341


TOTAL HOLDING                                                        623,126,239



5)              Number of shares/amount of stock acquired

Total holding of 623,126,239 shares

6) Percentage of issued class

7.48%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc


10) Date of transaction

n/a

11) Date company informed

11 July 2006

12) Total holding following this notification

Total holding of 623,126,239 shares

13) Total percentage holding of issued class following this notification

7.48%

14) Any additional information

This notification updates the previous notification dated 05 July 2006 and is a result of the increase in the total holding of Barclays plc from 455,940,341 to 623,126,239 shares.


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372

Date of notification 11 July 2006

Enclosure No.11

Thursday 13 July 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 13,159 ordinary shares at prices of between 154p and 165p per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 310,135,349 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,327,877,202.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 17 July 2006